Brookfield Place

250 Vesey Street

New York, NY 10281-1023

January 29, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0506

Re: Rule 17g-1(g) Fidelity Bond Filing for:

•                  Helios Advantage Income Fund, Inc. (File No. 811-21631)

•                  Helios High Income Fund, Inc. (File No. 811-21332)

•                  Helios High Yield Fund (File No. 811-08795)

•                  Helios Multi-Sector High Income Fund, Inc. (File No. 811-21833)

•                  Helios Strategic Income Fund, Inc. (File No. 811-21487)

•                  Brookfield Total Return Fund, Inc. (File No. 811-05820)

•                  Brookfield Global Listed Infrastructure Income Fund Inc. (File No. 811-22570)

•                  Brookfield Mortgage Opportunity Income Fund Inc. (File No. 911-22773)

•                  Brookfield Investment Funds (File No. 811-22558)

Ladies and gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, for the Brookfield Investment Funds complex referenced above.  Please note that Rider 11 has been added to the Joint Fidelity Bond to add the Brookfield U.S. Listed Real Estate Fund.  Please note for the Commission’s records, the following

i.                A copy of the joint Fidelity Bond Rider 11 issued by Great American Insurance Company

ii.             A copy of the resolutions of the Trustees of the Board, a majority of whom are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund;

The premiums for the Bond have been appropriately paid from September 1, 2013 through August 31, 2014.

If there are any questions, please contact the undersigned at 212.549.8400.

Very truly yours,

/s/ Angela Ghantous

Treasurer of the: Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Helios High Yield Fund, Helios Multi-Sector High Income Fund, Inc., Helios Strategic Income Fund, Inc., Brookfield Total Return Fund, Inc., Brookfield Global Listed Infrastructure Income Fund Inc.,  Brookfield Mortgage Opportunity Income Fund Inc. and the Brookfield Investment Funds

RIDER NO. 11

JOINT INSURED LIST

To be attached to and form part of Bond No. 234-62-59 - 08

In favor of Helios Advantage Income Fund, Inc.

It is agreed that:

1.              At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Brookfield U.S. Listed Real Estate Fund

2.              This rider shall become effective as of 12:01 a.m. on 11/12/2013 standard time.

By:	“/S/ Frank J. Scheckton, Jr.”
(Authorized Representative)

INSURED COPY

234-62-59 - 08

1

HELIOS ADVANTAGE INCOME FUND, INC. (“HAV”)

HELIOS HIGH INCOME FUND, INC. (“HIH”)

HELIOS HIGH YIELD FUND (“HHY”)

HELIOS MULTI-SECTOR HIGH INCOME FUND, INC. (“HMH”)

HELIOS STRATEGIC INCOME FUND, INC. (“HSA”)

BROOKFIELD TOTAL RETURN FUND INC. (“HTR”)

BROOKFIELD GLOBAL LISTED INFRASTRUCTURE INCOME FUND INC. (“INF”)

BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC. (“BOI”)

and

BROOKFIELD INVESTMENT FUNDS (“OEF”)

and its separate series:

Brookfield Global Listed Real Estate Fund

Brookfield Global Listed Infrastructure Fund

Brookfield Global High Yield Fund

Brookfield High Yield Fund

(collectively, the “Funds”)

Combined Regular Meeting of the Boards of Directors/Trustees

[EXCERPT]

Minutes of
the Combined Regular Meeting of the Boards of Directors/Trustees held on:

August 22, 2013

Following discussion, and on a motion duly made and seconded, the following resolution was unanimously approved by the full Board, and separately by the Independent Directors:

Review and Approval of Joint Fidelity Bond and Participation in Joint Fidelity Bond Agreement

WHEREAS, the joint fidelity bond coverage among Brookfield Total Return Fund, Inc., Helios Advantage Income Fund, Inc., Helios Strategic Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc., Helios High Income Fund, Inc., Helios High Yield Fund, Brookfield Global Listed Infrastructure Income Fund Inc., Brookfield Investment Funds and Brookfield Mortage Opportunity Income Fund Inc. (the “Funds”) is expiring on August 31, 2013; and

WHEREAS, it is proposed that in connection with the fidelity bond coverage requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended, the Funds enter into a Joint Fidelity Bond Agreement (the “Joint Fidelity Bond Agreement”) providing for the allocation of premiums and minimum levels of recoveries among the Funds; and

WHEREAS, it is proposed that the Joint Fidelity Bond be approved for a one year period from September 1, 2013 through August 31, 2014, and that the Funds satisfy their fidelity bond coverage requirements under the Investment Company Act of 1940, as amended, through participation in the Joint Fidelity Bond.

NOW, THEREFORE, BE IT RESOLVED, that the Boards of Directors/Trustees have determined that the participation by the Funds and other funds, series or accounts managed by BIM in the joint fidelity bond which provides for equitable sharing of recoveries, including payment of any reserve premiums, is in the best interests of each Fund; and

1

FURTHER RESOLVED, that the agreement between the Funds and other funds, series or accounts managed by BIM to enter into the joint fidelity bond (the “Joint Insured Agreement”), be, and it hereby is, adopted and approved substantially in the form attached hereto as Exhibit A, together with such changes and modifications as the officers of the Funds deem advisable; and

FURTHER RESOLVED, that the Boards of Directors/Trustees, including a majority of the “non-interested” Directors/Trustees, or BIM, shall review such Joint Insured Agreement at least annually in order to ascertain whether or not such policy continues to be in the best interests of each Fund, and whether or not the premiums to be paid by each Fund is fair and reasonable; and

FURTHER RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of each Fund is hereby designated as the officer of such Fund who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and

FURTHER RESOLVED, that the proper officers of the Funds be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1; and

FURTHER RESOLVED, that the Boards of Directors/Trustees hereby approve the renewal of the Fidelity Bond Coverage, which coverage is maintained jointly on behalf of the Funds and which will provide coverage in the amount as the officers of the Funds may deem appropriate; and

FURTHER RESOLVED, that the portion of the premium for the aforementioned joint insured bond paid by the Funds is hereby approved, taking into consideration, among other things, the number of parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds,  and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the participation of the Funds as a party in the Joint Insured Agreement be, and it hereby is, approved; and

FURTHER RESOLVED, that the Secretary of each Fund is hereby authorized and directed to prepare, execute and file such fidelity bond and any supplements thereto, and to take such action as may be necessary or appropriate in order to conform the terms of the Fidelity Bond Coverage to the provisions of the 1940 Act.

2